Exhibit 4.57

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 10, 2018, in connection with Fazenda Bananal IX

Parties: Agrifirma Agropecuária S.A., as Seller; and Ires Ricardo Basso, as Buyer.

Purpose: The commitment to sell a total area of 5,587.74 hectares, of which 3,739.40 hectares are arable, to be originated from Fazenda Bananal IX, for the total price, in Brazilian national currency (Reais), of R$33,051,000.00, to be paid in five installments as follows: (i) August 30, 2018, in the amount of R$4,500,000.00; (ii) November 03, 2019, in the amount of R$7,000,000.00; (iii) November 03, 2020, in the amount of R$7,500,000.00; (iv) November 03, 2021, in the amount of R$7,500,000.00; and (v) November 03, 2022, in the amount of R$6,551,000.00.

Amendment: The Private Instrument of Commitment to Purchase and Sale of Real Property was amended on December 13, 2018 and June 16, 2020 in order to (i) formalize the inclusion of the real estate property subject to record file n. 23081 (issued before Real Estate Registry Office of Luís Eduardo Magalhães, in the State of Bahia) as the object of the sale, due to the separation of a former record file; and (ii) update the schedule with deadlines to execute the public deeds of purchase and sale.